DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  January 13, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable









                                FORM 27

                      MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                       OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    January 13, 2004

3.  Press Release
    -------------

    January 13, 2004

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) provided an update on activities for 2003 and going-forward plan for the year 2004. Andrew Kingston, President and CEO commented on the Company's achievements:

"In 2003, DynaMotive took aggressive steps to cut costs, reduce debt, develop a flagship project, and continue its Research and Development and Commercialization plan. I am pleased to report that great progress has been achieved in every area of focus and that the Company is well positioned for growth in 2004 and beyond."

"In 2004, the Company expects to commission its first two commercial plants (now under fabrication), contract its first plant in the US and establish a network of agents internationally. Furthermore, the Company expects to establish divisions to focus on the treatment and pyrolysis of new residue streams and actively pursue demonstration projects in these new streams to further expand the reach of the technology and DynaMotive's market opportunity."


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------


    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 13th day of January, 2004


                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                           (signed)        "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman





IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.












DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release -January 13th, 2004

      DynaMotive Energy Systems 2003 Review and Forward Plan for 2004

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) provided an update on activities for 2003 and going-forward plan for the year 2004. Andrew Kingston, President and CEO commented on the Company's achievements:

"In 2003, DynaMotive took aggressive steps to cut costs, reduce debt, develop a flagship project, and continue its Research and Development and Commercialization plan. I am pleased to report that great progress has been achieved in every area of focus and that the Company is well positioned for growth in 2004 and beyond."

"In 2004, the Company expects to commission its first two commercial plants (now under fabrication), contract its first plant in the US and establish a network of agents internationally. Furthermore, the Company expects to establish divisions to focus on the treatment and pyrolysis of new residue streams and actively pursue demonstration projects in these new streams to further expand the reach of the technology and DynaMotive's market opportunity."

Main highlights follow:

Projects Under Development: The Company successfully launched two projects in
Canada:

Project 1: A BioOil fuelled 2.5 MW cogeneration plant to be located at the Erie Flooring and Wood Products facility in West Lorne, Ontario. Tthe project is being developed in co-operation with Magellan Aerospace Corporation-Orenda division, Ontario Power Generation, Erie Flooring and UMA Engineering. Bruks Klockner will provide feedstock conditioning and Ramsey Group plant fabrication for the project. The project has the support of Sustainable Development Technology Canada. Completion is expected in the second quarter of 2004.

Project 2: A project with processing capacity of up to 200 green tons of forest residues per day. The plant, once in operation, would produce sufficient BioOil to displace 400,000 joules of natural gas. The project is being developed with UMA Engineering, Ramsay Group (fabricator) and Bruks Klockner (feedstock conditioning) and is supported by Technology Partnerships Canada. The Company expects to announce project location early in 2004.

The Company has also entered into agreements with Freymond Lumber and Greenstone Municipality for the development of BioOil projects.

Biomass Options: In February 2003, DynaMotive announced that it has signed its first option on wood residue. An option for 500,000 tonnes of wood residue with L&M Wood Products of Saskatchewan was entered into. Project evaluation is underway for a cogeneration plant. The site could yield up to 2,140,000 barrels of BioOil (or 1,150,000 barrels of oil equivalent (BOE)).

Business Development: The Company is initially establishing a pipeline of project opportunities in Canada and the US and intends to continue its order book for pyrolysis plants in 2004. Furthermore, the Company is in advanced negotiations for additional projects with forest companies, municipalities and residue processing companies.

Operations and Project Fulfillment: To service the predicted demand for its patented technology, the Company entered into a number of agreements in 2003. Strategic agreements include engineering development with UMA Engineering, Harper International (reactor) and Ramsay Group (plant fabrication). Project integration with Bruks Klockner (feedstock conditioning) and Magellan Aerospace Corporation- Orenda division (power generation).

The Company expects to replicate these capabilities through the establishment of alliances with companies in similar fields in international markets.

International Development: The Company has taken steps to position itself in its core markets:

The Company will focus its efforts in the United States where strong interest has been established for the early development of a project. DynaMotive Corp. (US), a wholly owned subsidiary of DynaMotive, has been actively pursuing projects in 2003 following its successful participation in a cogeneration study conducted by Alliant Energy, University of Iowa and Resource Transform International with the support of the US Department of Energy.

Europe: The Company expects to establish a network of agents in Europe for the development of BioOil based projects. In addition, the Company envisages the development of export of BioOil into Europe from other markets. The Company is currently conducting detailed negotiations with potential representatives and fabricators for plants in the region.

Asia: DynaMotive's partners in China have established strong interest for the development of a first project in this market. The Company expects to have a first order for a plant confirmed in 2004. Further interest has been received from India, Malaysia and Indonesia amongst other.

Latin America, Australia, Africa: The company will continue its program of appointing agents in specific markets, building on the interest received to date and establish firm project opportunities in late 2004 and early 2005.

Technical and Product R & D:

Reactor Design: The Company successfully completed the redesign of its pyrolysis reactor in conjunction with Harper International. The new design is simpler and more economical to construct and operate than previous generation designs. The reactor burner system has been updated. Reactor optimization will continue to be an area of focus for the Company through 2004 and beyond.

Plant Design and Integration: The Company, in conjunction with UMA and Ramsay, has continued to improve on plant design and modularization. As a result of this co-operation, more efficient fabrication methods have been developed. In 2004, the Company will evaluate the development of 50 and 200 tonnes per day reactor modules.

Product Application: The Company successfully completed its lime kiln program to validate the use of BioOil as a fuel for lime kilns in the pulp and paper industry. DynaMotive estimates that the market worldwide within this industry exceeds 160 plants, each producing the equivalent of 1,000 barrels of oil per day. (1 barrel of oil =1.86 barrels of BioOil).

Activated Carbon: The company completed initial testing with positive results and further testing is under way with commercial demonstration expected to take place in 2004.

Blended and Derivative (mobile) Fuels and Chemical Extraction from BioOil:
In 2004, the Company expects to advance its research in these areas and in doing so, continue to expand the market opportunity and value for the pyrolysis plant outputs.

Intellectual Property Protection: The Company, following the completion of its plant design and research programs, has undergone a complete evaluation of technical and process improvements. Subject to final determination by the technical committee of the Board, the Company will seek new patents for its technology and processes.

Restructuring Initiatives: In 2003, the Company simplified its structure and eliminated the need for regional offices. UK operations were significantly reduced and international expansion is now based on independent agency and licensing arrangements. This, combined with the development of strategic partnerships to provide value-added services, allowed the Company to reduce the costs of business and project development, technical design, plant construction and support activities. Cost of operations for 2003 was reduced to under $ 3,000,000, a significant reduction for 2002.

Financial highlights: In 2004 Company had considerable success in raising equity capital, with almost $4,000,000 raised in the year. These funds, in combination with government funding and project related financing, allowed the Company to repay debt and to invest in excess of $ 3,000,000 in the development of the Company's first and second commercial scale plants. Full financial details are available at the Company's website for the first three quarters of 2003 or can be requested directly from the Company. Audited financial statements for the year 2003 will be made available in accordance with SEC timelines.

For more information on DynaMotive, please call:
Corporate Communications Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com
Website: www.DynaMotive.com:



Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.